
JUN 3 0 2003

ORIGINAL

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934


03025549

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 0-23229


PROCESSED
JUL 0 1 2003
THOMSON FINANCIAL

A. Full title of the Plan:

Independence Community Bank 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

INDEPENDENCE COMMUNITY BANK CORP.
195 Montague Street
Brooklyn, New York 11201

As filed on June 30, 2003



REQUIRED INFORMATION

(a) Financial Statements:

The following financial statements and schedules are filed as part of the annual report for the Independence Community Bank 401(k) Savings Plan and appear immediately after the signature page.

(b) Exhibits:

The following exhibits are filed as part of this annual report.

Exhibit No.	Description
23.1	Consent of Independent Auditors
99.1	Section 906 Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

INDEPENDENCE COMMUNITY BANK 401(k) SAVINGS PLAN

June 30, 2003

By: ______________________
Name: Rosemary Traina
Title: Plan Administrator

Financial Statements
and Supplemental Schedules

Independence Community Bank
401(k) Savings Plan

Years ended December 31, 2002 and 2001
with Report of Independent Auditors

Independence Community Bank
401(k) Savings Plan

Financial Statements
and Supplemental Schedule

Years ended December 31, 2002 and 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors
Independence Community Bank Corp.

We have audited the accompanying statements of net assets available for benefits of the Independence Community Bank 401(k) Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

New York, New York
June 23, 2003

Independence Community Bank
401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2002	December 31, 2001
Assets		
Cash and cash equivalents	**$ 13,486**	$ --
Loans to participants	**1,148,647**	1,244,979
Investments, at fair value	**26,721,783**	26,830,469
Contributions receivable	**--**	72,107
Net assets available for benefits	**$27,883,916**	$28,147,555

The accompanying notes are an integral part of these financial statements.

Independence Community Bank
401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,	
	2002	2001
Additions		
Contributions by participating employees	**$ 2,350,291**	$ 1,804,138
Interest on loans	**77,351**	81,772
Stock dividends	**239,957**	185,640
Net realized and unrealized (depreciation) appreciation in fair value of investments *(Note 4)*	**(710,892)**	2,413,824
Total Additions	**1,956,707**	4,485,374
Deductions		
Distributions and withdrawals	**2,204,318**	2,700,230
Investment related expenses	**16,028**	23,225
Total Deductions	**2,220,346**	2,723,455
Net (decrease) increase	**(263,639)**	1,761,919
Net assets available for benefits at:		
Beginning of year	**28,147,555**	26,385,636
End of year	**$27,883,916**	$28,147,555

The accompanying notes are an integral part of these financial statements.

Independence Community Bank
401(k) Savings Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Independence Community Bank 401(k) Savings Plan (the "Plan") is presented for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan sponsored by Independence Community Bank (the "Bank"). Employees of the Bank are eligible for participation after one year of service during which they have rendered 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was amended to comply with the provisions of ERISA effective October 1, 1976. The Plan has also been amended to conform with the current provisions of the Tax Equity and Fiscal Responsibility Act of 1982 ("TEFRA"), the Deficit Reduction Act of 1984, the Retirement Equity Act of 1984, the Tax Reform Act of 1986, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Uruguay Round Agreements Act, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997 and the Restructuring and Reform Act of 1998.

The Plan is administered by a committee (the "Committee") appointed by the Board of Directors (the "Board") of the Bank. The Board has appointed the RSGroup Trust Co. ("RTC"), as the Plan's trustee ("Trustee") and Retirement System Group Inc. as record-keeper. RTC also serves as custodian for the assets held in the various investment choices provided participants in the Plan. Under the terms of the trust agreement between the Trustee and the Plan, the Trustee manages trust funds on behalf of the Plan.

Contributions

Effective January 25, 2002, participants may make pre-tax contributions to the Plan up to 25% of annual salary. Prior to January 25, 2002, participants were permitted to make pre-tax contributions to the Plan up to 10% of annual salary. Effective January 1, 2002, the maximum amount of pre-tax contributions increased from $10,500 to $11,000. Prior to January 1, 1991, the Plan permitted contributions on an after-tax basis.

Effective January 1, 2001, the Bank ceased matching contributions for participants who are compensated on an hourly basis. During 1998 and in conjunction with the establishment of

1. Description of the Plan (continued)

the Independence Community Bank Corp. Employee Stock Ownership Plan, the Bank ceased matching contributions for all other participants.

On April 24, 1998, the Plan was amended to provide for the establishment of the Independence Community Bank Corp. Stock Fund (the "Stock Fund"), which invests primarily in the common stock of Independence Community Bank Corp., (the "Company"), the Bank's parent.

Effective January 25, 2002 the portion of the Plan invested in the Independence Community Bank Corp. Stock Fund was converted into an employee stock ownership plan. Dividends on the Company's common stock will be reinvested in the Stock Fund unless an Employee makes an election to receive payment of dividends in cash.

Participants may direct their contributions to any of the Plan's thirteen investment funds (the "funds") in multiples of whole percentage points in accordance with any of the fourteen investment options. Under the trust agreement with the Trustee, participants may change investment direction or perform transfers between investment accounts at any time, providing that such election has been filed at least ten days in advance or made by telephone or the internet.

Participants' contributions and all earnings from investment activities allocable thereto are always fully vested. Effective January 25, 2002 all Bank contribution accounts became 100% vested for all active participants.

Withdrawal of Funds

After Termination of Employment
When a Participant terminates employment, the Participant or the Participant's beneficiaries may elect to have the benefits distributed in a lump sum at the next valuation date or in equal annual installments over a period not to exceed ten years.

1. Description of the Plan (continued)

In-Service Withdrawals
In-service withdrawals of pre-tax Participant contributions may be made only in the event of hardship or if the Participant has attained age 59-1/2. Hardship withdrawals are subject to regulations of the Internal Revenue Service. After-tax Participant contributions and earnings thereon may be withdrawn as of any valuation date after giving at least ten days written notice, but only twice every Plan year.

Loans to Participants

All active employees who are Participants in the Plan are eligible to borrow against their vested account balance as long as no more than three loans are outstanding at anytime.

To initiate a loan, Participants complete a loan application and a promissory note provided by the Committee. The promissory note and other loan documentation provide that the outstanding loan balance is secured by the Participant's vested account balance. The minimum loan is $1,000. The maximum loan may not exceed 50% of the Participant's vested account balance, subject to a maximum outstanding loan balance of $50,000. The $50,000 limit is reduced by the Participant's highest outstanding loan balance during the prior 12 months.

The period of repayment is determined by the Committee, except that it may not exceed five years, unless the loan is used to acquire the principal residence of the Participant, in which case the loan term may not exceed 15 years. The interest on a loan is based on the commercial bank prime rate as set forth in The Wall Street Journal on the first business day of the month in which the loan is requested. Such rate remains in effect until maturity or termination of the loan.

Plan Termination

While the Bank has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions set forth in ERISA. In the event of termination of the Plan, all amounts credited to Participants' accounts become fully vested and distributable as in the same manner as if the Participant's service had been terminated.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Certain prior year amounts have been reclassified to conform to the current year presentation.

Risk and Uncertainties

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investments

Securities transactions are recorded on a trade date basis. Realized gains and losses are recorded on a specific cost basis. Dividend income is recognized on the ex-dividend date or when the dividend information is known; interest income, including, where applicable, amortization of discount and premium on investments and zero coupon bonds, is recognized on the accrual basis.

The Trustee's valuation of the shares of each investment fund owned by the Plan is based upon quoted redemption prices on the last business day of the year. In the absence of an ascertainable market value, investments are valued at their fair value as determined by the officers of the Trustee using methods and procedures reviewed and approved by the officers of the Trustee.

The difference between fair value and cost of investments held, and net realized gain or loss on sale of investments (difference between the proceeds received and the specific cost of investment sold), is reflected in the Statement of Changes in Net Assets Available for Benefits, as a net realized and unrealized (depreciation) appreciation in fair value of investments.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses are paid directly by the Bank.

3. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 14, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Bank believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4. Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments

The following table represents net realized gains (losses) and unrealized appreciation (depreciation) in fair value of investments for the years ended December 31, 2002 and 2001:

	Year ended December 31,	
	2002	2001
Independence Community Bank Dividend Reinvestment Stock Fund	**$1,412,003**	$3,613,916
Independence Community Bank Cash Dividend Stock Fund	**(13,413)**	--
Alger Midcap Growth Retirement Portfolio	**(460,333)**	(99,578)
Alliance Premier Growth Fund (A)	**(415,906)**	(418,152)
American Century Income & Growth Fund	**(289,031)**	(124,518)
Baron Asset Fund	**3,827**	(12,350)
Neuberger Berman Genesis	**(5,448)**	--
PIMCO Return Fund (Admin)	**77,888**	59,327
RSGroup Aggressive Asset Allocation Fund	**(226,727)**	(123,805)
RSGroup Moderate Asset Allocation Fund	**(109,294)**	(42,977)
RSGroup Stable Value Fund	**205,481**	245,146
RSI Retirement Trust Core Equity Fund	**(472,004)**	(311,399)
SSgA S&P 500 Index Fund	**(333,552)**	(205,662)
Scudder International Equity	**(84,383)**	(166,124)
	$ (710,892)	$ 2,413,824

Independence Community Bank
401(k) Savings Plan

Notes to Financial Statements (continued)

5. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

	December 31,	
	2002	2001
Investments in RSI Retirement Trust:		
Independence Community Bank Dividend Reinvestment Stock Fund	**$11,986,011**	$11,423,097
Alger Midcap Growth Retirement Portfolio	--	1,500,096
American Century Income & Growth Fund	--	1,422,904
RSGroup Stable Value Fund	**5,504,909**	4,790,576
RSI Retirement Trust Core Equity Fund	--	1,494,077
SSgA S&P 500 Index Fund	--	1,402,331

Supplemental Schedule

Independence Community Bank
401(k) Savings Plan
EIN: 11-1350490

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

December 31, 2002

	Shares	**Fair Value**
Independence Community Bank Dividend Reinvestment Stock Fund (*)	450,580	$11,986,011
Independence Community Bank Cash Dividend Stock Fund (*)	16,806	447,074
Alger Midcap Growth Retirement Portfolio	109,007	1,143,483
Alliance Premier Growth Fund (A)	64,108	880,838
American Century Income & Growth Fund	56,891	1,241,941
Neuberger Berman Genesis Fund	3,802	106,990
PIMCO Total Return Fund (Admin)	89,849	989,921
RSGroup Aggressive Asset Allocation (*)	99,651	923,468
RSGroup Moderate Asset Allocation (*)	68,383	683,484
RSGroup Stable Value Fund (*)	178,181	5,504,909
RSI Retirement Trust Core Equity Fund (*)	18,558	1,159,868
Scudder International Equity	15,335	470,107
SSgA S&P 500 Index Fund	81,577	1,183,689
Subtotal		26,721,783
Loans to participants:		
Interest rates range 4.25—5.00%		1,148,647
Total investments		$27,870,430

(*) Indicates Party in Interest to the Plan.

Note: Cost of assets is not applicable as all investments are directed by the participants.

Exhibit 23.1

Consent of Independent Auditors

EXHIBIT 23.1

Consent of Ernst & Young LLP
Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-50987), pertaining to the Independence Community Bank 401(k) Savings Plan ("the Plan"), of our report dated June 23, 2003, included in the Annual Report (Form 11-K), with respect to the financial statements and supplemental schedules of the Plan for the year ended December 31, 2002.

Ernst & Young LLP

New York, New York
June 27, 2003

Exhibit 99.1

Section 906 Certification

EXHIBIT 99.1

STATEMENT PURSUANT TO
18 U.S.C. SECTION 1350
AS REQUIRED BY
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Independence Community Bank 401(k) Savings Plan (the "Plan") on Form 11-K (the "Report") for the fiscal year ending December 31, 2002, as filed with the Securities and Exchange Commission, the undersigned hereby certifies that to the best of her knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

June 30, 2003

Rosemary Traina
Plan Administrator